UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63233 / November 3, 2010

ADMINISTRATIVE PROCEEDING
FILE NO. 3-14083

In the Matter of

SPENCE-LINGO & COMPANY, LTD.

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ORDER MAKING FINDINGS
AND REVOKING REGISTRATION
BY DEFAULT

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) against Spence-Lingo & Company, Ltd. (Spence-Lingo), on September 30, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Spence-Lingo is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file required periodic reports.

The Office of the Secretary provided evidence that service was attempted on Spence-Lingo by sending a copy of the OIP to the address shown on Spence-Lingo's most recent filing with the Commission, care of Mr. Jermaine E. Spence, an officer of the company. In accordance with 17 C.F.R. § 201.141(a)(2)(ii), Spence-Lingo was served with the OIP on October 4, 2010. Its Answer was due twenty days from the date of service, and no Answer has been received. See OIP at 3; 17 C.F.R. § 201.220(b). Spence-Lingo was put on notice in the OIP and in the Postponement Order issued on October 8, 2010, that failure to file an Answer would be grounds for finding it in default.

Since Spence-Lingo has failed to file an Answer or otherwise defend the proceeding, it is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true, with official notice taken of Spence-Lingo's public official records found in the Commission's EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

FINDINGS OF FACT

Spence-Lingo (CIK No. 0001437765) is a Georgia for-profit corporation. Spence-Lingo's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act, and it is required to file periodic reports pursuant to Section 13(a) of the Exchange Act. Since registering with the Commission, it has failed to file any quarterly reports and has filed one untimely and deficient annual report.

Spence-Lingo filed its original registration statement with the Commission under Exchange Act Section 12(b) on June 23, 2008. On June 27, 2008, the Commission's Division of Corporation Finance (Corporation Finance) sent Spence-Lingo a comment letter, which identified material deficiencies in the registration statement and indicated that the registration should have been filed pursuant to Section 12(g). Spence-Lingo failed to heed the comment letter.

On August 4, 2008, Corporation Finance sent Spence-Lingo another comment letter indicating that Spence-Lingo's registration would be considered as having been filed under Section 12(g) and would become effective on August 22, 2008, in a deficient manner unless the material deficiencies identified previously by Corporation Finance were corrected. Spence-Lingo failed to heed this comment letter as well.

Spence-Lingo's registration became effective on August 22, 2008. Both Spence-Lingo's initial registration statement (filed on June 23, 2008) and its first untimely annual report (filed on January 8, 2010, for the fiscal year ended October 31, 2009) lacked an auditor's report as well as audited financial statements as required by Regulation S-X, 17 C.F.R. § 210.8-01 *et seq*.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke an issuer's registration of securities when that issuer has failed to comply with a provision of the Exchange Act.

As a result of the foregoing, Spence-Lingo failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, and it failed to heed comment letters sent by Corporation Finance noting its deficiencies and requesting compliance with its obligations. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Spence-Lingo.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Spence-Lingo & Company, Ltd., is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge